Exhibit 99.3

NI54-102 RETURN CARD

☐	Interim Financial Statements	☐	Annual Report
	Mark this box if you would like to receive Interim Financial Statements by mail.		Mark this box if you would like to receive the Annual Report by mail.

Dear Shareholder: As a non-registered shareholder of Suncor Energy Inc., you are entitled to receive our annual financial statements, quarterly financial statements and related management’s discussion and analysis (MD&A). If you wish to receive printed copies, please complete and return this card, or register online at www.computershare.com/ca/mailinglist. As long as you remain a non-registered shareholder, you will receive this notice each year and be required to renew your requests to receive these financial statements. If you do not choose to receive the annual and quarterly financial statements and related MD&A by mail, they will continue to be available on our website at www.suncor.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code online or by requesting that we mail you a copy.

Name

Apt.                         Street Number          Street Name

City	Prov./State	Postal Code / Zip Code

SUNQ	9 NITE

OENNPP

Place Stamp Here

Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1